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                            July 27, 2023

       Tom Spaeth
       Chief Financial Officer
       HireRight Holdings Corp
       100 Centerview Drive, Suite 300
       Nashville, Tennessee 37214

                                                        Re: HireRight Holdings
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 10,
2023
                                                            File No. 1-40982

       Dear Tom Spaeth:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Net Income and Adjusted Diluted Earnings Per Share, page 64

   1. Please tell us the Adjusted Net Income effective tax rate for each period presented and explain why you believe
it is reasonable. Also, explain why it is appropriate to use GAAP tax benefits
considering your history of significant Adjusted income before income taxes.
                                                        In this regard, you
should include current and deferred income tax expense commensurate with this non-GAAP
measure of profitability. Refer to Question 102.11 of the Non-
                                                        GAAP Financial Measures
Compliance & Disclosure Interpretations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tom Spaeth
HireRight Holdings Corp
July 27, 2023
Page 2

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 with any questions.



FirstName LastNameTom Spaeth                          Sincerely,
Comapany NameHireRight Holdings Corp
                                                      Division of Corporation
Finance
July 27, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName